-356628

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

[redacted]

04037898

June 24, 2004

Act	Securities Exchange Act of 1934
Section	§15
Rule	15c3-3
Public Availability	7/19/04

PROCESSED
JUL 28 2004
THOMSON FINANCIAL

Mr. Mark Katzelnick
SVP
National Financial Services LLC
200 Liberty St., NY5A5
New York, NY 10281

Re: Application to Establish an Omnibus Account

Dear Mr. Katzelnick:

We have received your letter dated June 1, 2004, in which you request on behalf of National Financial Services LLC ("Applicant") that an omnibus account be designated as a good control location for purposes of Rule 15c3-3 of the Securities Exchange Act of 1934 (17 CFR 240.15c3-3).

I understand the following facts to be pertinent to the Applicant's request. Applicant is in the process of acquiring Correspondent Services Corporation ("CSC") from UBS Financial Services LLC ("UBS"). The conversions have occurred in a series of waves. Currently, conversions for wave one through wave eight have been completed. Applicant requests the establishment of an omnibus account for the transfer of residual positions and balances remaining from the conversions for wave one through wave eight. The positions are comprised only of assets associated with the acquisition. The assets are mainly comprised of, but not limited to, stock/cash dividends, interest payments, assets that were in reorganization, and ACAT residual assets.

On or about June 17, 2004, the positions and balances were transferred to the Applicant from CSC clearing through UBS. Each account will become established on the books and records of the Applicant with corresponding securities positions being recorded as "short" in an omnibus account at the Delivering Firm. The positions will be transferred from the Delivering Firm to the Applicant, and the omnibus account gradually will be reduced and eliminated.

Under the circumstances set forth above and to facilitate the prompt and orderly transfer of accounts, the Division of Market Regulation will deem the omnibus account at the Delivering Firm to be a control location adequate for the protection of customer securities for purposes of Rule 15c3-3, provided that the following criteria are satisfied:

(1) the books and records of the Applicant reflect the customer securities positions and money balances previously held by the Delivering Firm;

(2) the books and records of the Applicant reflect that the customer securities not yet transferred to it are "located" in the omnibus account at the Delivering Firm;

(3) the Applicant assumes the responsibility to clear all transactions in the customer accounts being transferred; and

(4) the Delivering Firm provides the Applicant with written assurance that (i) for purposes of Rule 15c3-3 it will treat the omnibus account as a customer account and the customer securities maintained in the omnibus account as fully-paid securities, and (ii) it will promptly deliver the securities in the omnibus account to the Applicant.

The omnibus account that has been designated as a control location will retain such designation only for a period of thirty business days from the date it was entered on the Applicant's books and records. At the expiration of thirty business days, the customer securities which have not been delivered to the Applicant will no longer be deemed to be within the Applicant's possession or control. When the omnibus account ceases to be a control location, the Applicant must include the market value of all customer securities not yet delivered to it in its Reserve Formula computation (17 CFR 240.15c3-3a) as a "failed to receive" credit item, whether or not it has any money credits related to the particular securities, and must initiate action to buy-in the securities not yet delivered.

It should be noted that the above requirements for having an omnibus account designated as a control location are applicable only to securities which the Applicant desires to treat as being in its control by use of the omnibus account. For all other securities, the Applicant will have to take other appropriate action to comply with the possession or control requirement of Rule 15c3-3.

Pursuant to Delegated Authority,

Thomas K. McGowan
Assistant Director

cc: Ms. Kathryn Mahoney, NYSE

TKM/mbs

Fidelity Investments

NATIONAL FINANCIAL
Services LLC

National Financial Services LLC
200 Liberty St., NY5A5
NY, NY 10281

Telephone (212) 335-5203

June 16, 2004

Mr. Michael Macchiaroli

Associate Director
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, NW. Stop 10-1
Washington, DC. 20549
By FAX 202-942-9553 original to follow

Dear Mr. Macchiaroli:

Pursuant to Securities and Exchange Commission ("SEC") Rule 15c3-3(c) (7), this letter constitutes this firm's request to have securities carried in a specific omnibus account used for the transfer of customer accounts to be considered a control location for a period of 30 business days from the date that the account is entered on our books and records.

The purpose of this account is for the transfer of residual positions and balances remaining from the Correspondent Services Corporations (CSC) conversions, Wave One through Wave Eight. Said positions would only be comprised of assets associated with National Financial Services LLC (NFS) acquisition of CSC from UBS Financial Services LLC (UBS). These assets are mainly comprised of but not limited to: Stock/Cash dividends, Interests Payments, Assets that were in Reorganization, ACAT residual assets, etc. Given the acquisition of CSC by NFS, it would be in the best interest of the clients to facilitate the conversion of these assets through the use of an omnibus account.

Accordingly, the positions and balances will be transferred to NFS LLC from CSC clearing through UBS Financial Services, Inc. via a tape to tape conversion on Thursday, June 17, 2004 as of the close of business Tuesday, June 15, 2004.

NFS LLC periodically utilizes omnibus accounts to facilitate the prompt and orderly transfer of customer accounts in bulk from another broker-dealer. In conjunction with these conversions, NFS LLC:

Assumes the responsibility to clear all transactions in the customer accounts being transferred;

Reflects on its books and records all securities positions and money balances previously held by the delivering broker-dealer, with any securities not yet transferred "located" in the omnibus account;

Maintains possession or control of all fully paid and excess margin securities held long and treats any money balances as customer related in the weekly reserve formula, and

Obtain written assurances from the delivering broker-dealer that it will: (i) for the purposes of Rule 15c3-3 treat the omnibus account as fully paid securities; and (ii) promptly deliver the securities to NFS LLC.

In order for NFS LLC to be in compliance with the possession and control requirements of SEC Rule 15c3-3, it is necessary for the omnibus account to be considered a control location. Accordingly, we respectfully request that the Commission designate this account as a control location as defined in Rule 15c3-3.

Please contact Giulio Frasciello at (212) 335-5203 for further information or clarification.

Thank you for your anticipated assistance in this matter.

Very truly yours,

Mark Katzelnick
SVP
(212) 335-5549

SH: sp